Gold Standard Mining Corp.

28030 Dorothy Drive, Suite 307

Agoura Hills, California 91301

(818) 665-2098

March 18, 2011

Sandy Eisen

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:

Gold Standard Mining Corp.

Item 4.01 8K filed March 3, 2011, amended March 9, 2011

File No. 0-53434

Dear Sandy Eisen:

The company is in receipt of your comment letter of March 10, 2011.  The following responses are based upon information compiled from the company and the public records, and correspond to each of your numbered comments:

Form 8K , Item 4.01, amended filed March 9, 2011

1.

We have expanded the disclosures to encompass the subsequent interim period through February 25, 2011.

2.

 We have provided our former accountant with a copy of the disclosures, and have requested a new  letter required by Item 304(a)(3), which will be filed on receipt.

I, on behalf of the Company, acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

PANTELIS ZACHOS

Chief Executive Officer